

Credit
Rating
Agency

Code of Conduct

October 2020[1]

This Manual is the exclusive property of
HR Ratings de México, S.A. de C.V.

[1] The modifications and/or additions to this Code of Conduct, in terms of the December 2018 version, will take effect on December 1st, 2020





HR Ratings® | Credit Rating Agency

CONTENTS



TRIBUNAL SUPERIOR DE JUSTICIA DEL ... ESTADOS UNIDOS MEXICANOS ... MEXICO

Perito Traductor



HR Ratings
Credit Rating Agency



Perito Traductor



I. Purpose

This manual sets the minimum standards of conduct and professional practice for all employees, management, shareholders and board members of HR Ratings de México, S.A. de C.V. and its affiliates, subsidiaries, representation offices, or branches established in any country ("HR Ratings" or the "Agency"), to ensure that all such persons comply with the highest standards of ethics, justice, honesty, integrity and objectivity in both their relationships within and outside the Agency (the "Code").

This Code is based on the Fundamental Principles of Conduct for Ratings Agencies, published by the International Organization of Securities Commissions ("IOSCO"), containing international principles to ensure the transparency and reliability of the rating process. It is also based on the guidelines set by the Mexican Banking and Securities Commission ("CNBV") in the Provisions Applicable to Securities Rating Agencies" (the "Provisions") and other provisions applicable in the countries where HR Ratings operates.

It is the responsibility of Agency employees, management, board members and shareholders to read this Code carefully so as to fully understand and apply its content. For such purpose, they will have to sign an electronic copy of this Code, which must be authenticated every 6 (six) months or when any change is made to this document.

Any violation of the guidelines contained in this Code will be evaluated to determine the gravity and corresponding sanctions, which range from verbal or written warnings to dismissal.

HR Ratings will not, under any circumstance, waive the application of any of the provisions and policies contained in this Code.

II. General principles

HR Ratings maintains as a fundamental principle that its activities will be conducted in strict adherence of the law and other applicable regulations, according to healthy market practices and is held to the highest standards of justice, honesty, integrity, transparency and objectivity.





The operation of HR Ratings is governed by this Code, the Internal Control Manual, the General Operations Plan, the Human Resources and Material Resources Manual, the Administrative Protocol and the Technological Infrastructure Protocol (jointly, the "Company Rules"), and also by the Agency's rating methodologies and the regulations applicable to securities rating agencies.

The Agency's Company Rules are prepared and approved by the Agency's Regulations Committee and approved by the Board of Directors.

HR Ratings posts this Code for the public on its website free of charge, updating this Code as approved by the Agency's Board of Directors. HR Ratings will publish any changes to this Code by this same means.

The Compliance Department will be responsible for overseeing compliance with the Company Rules and other regulations applicable to HR Ratings, in its capacity as a securities rating agency, by the Agency, its shareholders, board members, management and other employees.

The Compliance Department will conduct, at least once a year, reviews of HR Ratings operative employees to verify their knowledge of the Company Rules and the regulations applicable to HR Ratings as a rating agency.

Logistics staff, director's assistants, receptionists, as well as cleaning and maintenance personnel are not required to participate in this review.

III. Quality in the provision of rating services

HR Ratings will take the following actions to ensure the quality of the service provided to the issuer or entity that requests or is subject to rating, before and during the rating process in accordance with healthy market practices and uses.



Perito Traductor
Lic. Elena Cruz...



Credit
Rating
Agency

The company policies outlined in General Operations Plan will be followed when the rating has been requested by a third party other than the entity or issuer to be rated. All HR Ratings de México ratings will be under contract or agreement as directed by the Provisions.

HR Ratings may issue unsolicited ratings, for which the Agency will receive no payment. HR Ratings may sign a confidentiality agreement (Non-Disclosure agreement or "NDA") with the entity rated, as may be required by applicable law. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will monitor unsolicited ratings and may withdraw these ratings at any time.

Prior to the provision of the service, HR Ratings will provide, through the Business Development Department: (i) this Code; (ii) the Agency's methodologies and rating scales, with the indication that both these documents and the Code are available for consultation on the HR Ratings website; and (iii) the rates or fees charged by the Agency for rendering its services.

HR Ratings will provide the entity or issuer with a detailed explanation of the methodologies that will be applied during the rating process in question and will receive any questions or comments the entity may have in this regard, at any time during the rating process, through the Chief Credit Officer or the Chief of the corresponding Department.

HR Ratings, through the Chief Compliance Officer, will respond in detail, on request from the entity or issuer, to any concern the entity or issuer may have regarding the application or interpretation of this Code.

HR Ratings will inform the entity, through the service contract, the manner and frequency the entity or issuer will be expected to deliver the information necessary for the Agency to perform the corresponding analysis and assign a rating.

HR Ratings will perform the analysis for the assignment of a rating based on the information provided by the entity, and also on available public information, in strict adherence of the methodologies and models reviewed and approved by the Agency's Methodology Committee, approved by the Board of Directors, and the rating procedure provided in the Agency's General Operations Plan.



Perla Trabates
Mª Elena Orozco


In the event the corresponding analysis should deviate from the rating methodologies, such a situation will be expressed in a technical note explaining the reasons for said deviation, which will be presented to the Agency's Methodologies Committee, according to the General Operations Plan. This note will be added to the Agency's file for the entity.

When the Business Development Department receives any request to determine the rating of entities, issuers or operations that are significantly different from those usually rated by HR Ratings, or in the case of atypical, exotic, or special entities, offerings, or instruments, will notify the corresponding Area Director in order for the Area Director to analyze, together with the Chief Risk Officer, the feasibility of the Agency being able to perform the corresponding analysis. To this effect, it must be determined the Agency has enough capacity, access to the information necessary and sufficient resources to carry out this type of rating. The evaluation performed will be documented in a log by the Area Director. If this is not feasible, the rating process will be suspended and the entity or issuer informed of the situation, according to the General Operations Plan.

HR Ratings will not consider ratings given by other ratings agencies for the underlying assets, when said rating fails to meet the minimum requirements to be used according to the applicable Agency's methodology.

HR Ratings will ensure the structure and voting process of the Credit Analysis Committee adhere to the policies and guidelines approved by the Board of Directors to this effect, as contained in the Agency's General Operations Plan.

HR Ratings will perform, through its independent board members or the person designated by them, statistical analyses so as to evaluate the effectiveness of the methodologies and processes used for the study, analysis, opinion, evaluation and report on the credit quality, and also to determine whether the work of the technical personnel that applied the rating methodologies needs to be reviewed, according to the General Operations Plan.

These analyses will be performed at least annually according to the following:





- Information will be gathered from the Agency's internal electronic system (HTRON) regarding the provision of the ratings services.
- Transition matrices are prepared based on the information gathered from this system; these being tools to evaluate the accuracy and stability of the ratings the Agency assigns. HR Ratings expects its ratings to be stable over time and, therefore, have a low probability of experiencing significant change in the short term. Therefore, the transition matrices constitute effective tools for verifying the quality and effectiveness of the rating methodologies the Agency uses to assign ratings and also to determine whether the work of the technical personnel that applied the rating methodologies needs to be reviewed. In addition, the transition matrices constitute a tool to verify that the relative degree of risk assigned to the Agency's ratings is unified for the different types of assets.
- The transition matrices are prepared according to the General Operations Plan and in accordance with the special requirements outlined in the regulations for the country where HR Ratings is authorized, recognized, or certified to operate as a rating agency.
- The transition matrices are published annually through the Agency's website for consultation by the market and are made available to any person that presents written request to HR Ratings to this effect.

HR Ratings will review its rating methodologies and models at least once a year or when the occurrence of any of the following circumstances necessitates these methodologies and models be adjusted:

- As a result of the statistical analyses prepared by the independent board members, or the person to whom this task is delegated, with regards to the rating methodologies.
- When there is any amendment of the regulations applicable to rating agencies, or to the regulations to which the issuers, entities, or operations rated by the Agency are subject, so as to affect the Agency's rating methodologies or models.
- When in practice, the aptness of the processes and terms established in any rating methodology or model needs to be clarified.



TRIBUNAL SUPERIOR DE JUSTICIA ... ESTADOS UNIDOS MEXICANOS ... MEXICO

Perito Traductor
Ma. Elena Crespo



Credit Rating Agency

When as a result of relevant comments received from market participants regarding the Agency's current methodologies, through the HR Ratings website or by any other means of communication.

The rating methodologies and models will be reviewed at a meeting of the HR Ratings Methodology Committee. The Committee will evaluate the factors that could result in a modification and, accordingly, will propose the relevant modifications, which will be documented in the corresponding minutes.

The methodologies and models for rating asset-backed securities will be reviewed at least once a year to ensure these remain pertinent given any relevant changes in the risk associated with these assets.

Once the Methodology Committee has issued its opinion on any modification or addition to the rating methodologies and models, said Committee will proceed to analyze whether the ratings assigned under the previous methodology and model should be reviewed.

The modifications or additions agreed by the Methodology Committee will be submitted for the consideration and approval of the Board of Directors, taking into account the procedure contained in the section *"Process for the Development and Modification of Methodologies"* of the HR Ratings General Operations Plan. The documents and information used to approve the methodologies and models must use, for its identification, elements such as the filing date, the name of the model or methodology, document to which, where appropriate, it replaces, and any other data that is considered important to highlight.

Once the modifications or additions to a methodology have been published, the Agency will use the new methodology for subsequent rating actions and, accordingly, will inform the public of the potential effects on the ratings that could be impacted by the new methodology, once the review process has been completed. Accordingly, HR Ratings will issue a new rating for the instruments in question, within 6 (six) months from when the new methodology model takes effect. HR Ratings may not conduct the review or, as such may be the case, rerate a rating when it is determined that the change in the methodology or model would not affect the prior rating.

HR Ratings will refrain from engaging in the following practices:



Perito Traductor
Br. Flave Oroonull


— Conditioning a rating or its modification on the entity or issuer, or persons that are members of the same business group, purchasing or contracting any other product or service offered by HR Ratings including pre-credit rating assessment products.

— Assuring or guaranteeing, implicitly or explicitly, a rating determined prior to the completion of the analysis by the Credit Analysis Committee and the publication of the official rating.

HR Ratings will perform the following practices:

- HR Ratings will clearly indicate on all documents that are made public, such as analysis reports, press releases and rating letters, that the ratings are opinions issued on the behalf of the Agency and not those of the Agency's management or technical personnel; that they do not constitute any recommendations to buy, sell, or hold any instrument, or to invest or conduct any type of business; that they may be subject to adjustment at any time, and that are based solely on the characteristics of the entity, issuance and/or operation, with independent of any business activity between the ratings agency and the entity or company. This, upon the understanding that HR Ratings' ratings and/or opinions are based on information taken from sources considered accurate and reliable. However, HR Ratings does not validate, guarantee, or certificate the precision, accuracy, or entirety of any information. By virtue of the above, HR Ratings is not responsible for any mistake or default in said information or, in case it is incorrect or inaccurate, for the results obtained by using such information.

- HR Ratings will monitor the ratings it gives monthly, quarterly, or semiannually, depending on the type of entity, issuer, operation, or instrument and will also perform an annual review, as provided for in the Agency's General Operations Plan and per the terms agreed to in the service agreement entered into with the entity or issuer. This with the exception of those cases where, in the moment of the publication of the rating, it is featured and clearly indicated that the Agency will not make any subsequent adjustments.

- Ratings will be reviewed in strict adherence of the rating methodologies and models, and also the procedure established in the Agency's General Operations Plan and other Company Rules.



Perito Traductor
Mtr. Elena González


Credit
Rating
Agency

- HR Ratings will maintain open communication with market participants, through the person or persons designated by the Board of Directors to this effect, to receive and respond to questions, suggestions, or complaints that may be raised by the Board of Directors to improve the design and suitability of HR Ratings' policies.

- HR Ratings will suspend the rating action in the following cases:

   a) When the complexity of an asset-backed security or a lack of historic information for the underlying assets would affect the credibility of the resulting rating.

   b) When the entity fails to provide the minimum information requested by the Agency within the form and term requested for such purposes.

   c) When there is pressure from any entity that would hinder the analysis team from conducting its work objectively and independently.

- Will structure its analysis team so as to ensure the continuity of each team member in their respective functions, and thus, achieve fairness in the rating process.

- Will maintain guidelines and policies for the rotation of the committee members or the analysts responsible for the rating procedures, as well as for the gradual introduction of successors to these committees or technical personnel for the same entity or issuer, and will establish maximum periods of service in each area of responsibility. These guidelines are set forth in the General Operations Plan and are approved by the Agency's Board of Directors.

- Regarding Securities endorsed by assets, HR Ratings will elaborate a document that contains the reasons explaining the differences between the results of the quantitative models and the rating granted by the rating agency for the corresponding Security, having to keep this document for a term of 5 (five) years.

- HR Ratings will differentiate the ratings of Securities endorsed by assets from the ratings related to traditional corporate bonds, preferably by means of different rating symbology, having to explain the difference between the symbology. Moreover, HR Ratings must clearly define a specific rating symbol and apply it consistently to all the Securities it is assigned to.



Perito Traductor
Mtra. Elena Cruz



HR Ratings will not be able to state or imply that it is a securities rating agency recommended, approved, designated and/or endorsed by the United States of America and/or any federal agency of said government.

IV. Complaints

HR Ratings' complaints procedure will be the following:

1. For the purposes of this section, the term "complaint" will be understood as any communication received by the persons who have signed a service contract with HR Ratings, users of the ratings the Agency assigns, HR Ratings personnel and the general public regarding:

   a) The ratings assigned by the Agency and the performance of the technical personnel responsible for preparing and monitoring the credit quality reports, including adherence to the rating methodologies, during the rating process, which includes the commencement, determination, maintenance, surveillance, adjustment, or withdrawal of the rating.

   b) The Agency's rating methodologies and models.

   c) The compliance by HR Ratings or any HR Ratings employee, with the regulations applicable to rating agencies in Mexico, the United States, or in any other country or zone where HR Ratings is registered, authorized, recognized, or certified to operate as a rating agency.

   d) The compliance by HR Ratings or any HR Ratings employee with the Agency's policies and procedures.

   The complaint must specify the conduct indicated as negligent or intentional and must not include opinions regarding the activities of HR Ratings that are not connected to the specification, monitoring, modification, maintenance, or withdrawal of a rating.

2. Complaints may be presented through the section "Contact /Subject: Complaints" on the HR Ratings website, www.hrratings.com, indicating the name of the complainant, their email address, the company they represent and the subject of the complaint. In addition, complaints may be



Perito Traductor



presented anonymously, through the section "Contact", choosing the option "Anonymous Complaints" on the website, providing only the details of the complaint.

3. Complaints may also be presented in writing to Compliance Department, at the following address: Guillermo González Camarena No. 1200, Piso 10, Colonia Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, C.P. 01210, Ciudad de México, or by phone with the Chief Compliance Officer at (+52) 55 15 00 31 30.

4. HR Ratings employees who by any means, verbal or written, receive any complaint from a third party, will remit said complaint to the Compliance Department by email to: compliance@hrratings.com.

5. HR Ratings employees will notify the Chief Compliance Officer by email, when they learn of any complaint against the Agency or its employees received from a third party or mentioned in any newspaper, newscast, or any other mass media.

6. HR Ratings employees will seek the clarification of the Compliance Department in the event they have any question as to whether a communication received from an entity or issuer or media constitutes a complaint, as discussed in this section. For this purpose, the Compliance Department will take into account the opinion of the Risk Department.

7. The Agency will have a log for the control and follow-up of complaints, which will be analyzed and resolved by the Chief Compliance Officer and the Chief Risk Officer.

8. HR Ratings will analyze all complaints received and will take all internal measures established to solve them and avoid any recurrence.

9. The Compliance Department will answer the complaints to those where contact information has been provided, within 30 (thirty) business days from the date the complaint was received.



Perito Traductor
Ma. Elena Crespo



Credit
Rating
Agency

As for opinions or comments, the Compliance Department, together with the Risk Department, will specify the cases where such comments or opinions, which have provided contact information, require an answer from HR Ratings.

10. In case of anonymous complaints where no contact information was provided, HR Ratings will analyze the complaint and, if applicable, will take the appropriate internal measures.

11. All complaints will be documented in a follow-up and control log, along with the external or internal attention given to each of them.

V. Prevention of the misuse of material non-public or confidential information

V.1 Material non-public or confidential information

Material non-public or confidential information will be understood as all information received by HR Ratings from an entity or issuer or member of the same business group, or from their accountants, attorneys, or other agents, that is visibly classified by the sender as material non-public or confidential, or regarding which the entity or issuer has requested HR Ratings, in writing, be treated as confidential.

Material non-public or confidential information does not include that which has been made public through any action not imputable to HR Ratings prior to or at the time of its disclosure to HR Ratings. In addition, material non-public or confidential information will also not include information for which the entity or issuer has given authorization for its revelation, or that which may be required by any authority.

The handling of and treatment given to material non-public or confidential information will be subject to that provided in this Code, the Internal Control Manual and the non-disclosure agreements entered into between HR Ratings and the entities or issuers rated, between HR Ratings and its employees, and between HR Ratings and its suppliers who may have access to this type of information.

The General Compliance Department will be the responsible area for overseeing compliance with HR Ratings' policies on the prevention of the misuse of material non-public or confidential



Perito Traductor
Lic. Elena Cruzado

Credit Rating Agency

information by the Agency's employees, management and board members, for which compliance audits may be performed per the terms laid out in the Internal Control Manual.

V.2 Measures to protect material non-public or confidential information

HR Ratings has established the following policies and mechanisms to ensure material non-public or confidential information is used solely and exclusively for the tasks of the Agency as a rating agency and to prevent the misuse of material non-public or confidential material.

V.2.1 Receiving information

The Agency may receive confidential information by email sent to any Agency employee authorized to intervene in the matter or who has been designated to this effect, according to that established in the Internal Control Manual and the General Operations Plan.

V.2.2 Protection of files and material non-public or confidential information

All Agency employees and management who handle information provided by entities or issuers are obliged to adhere to the policies and guidelines for the handling, protection, access and safeguarding of information and files, as contained in the HR Ratings Internal Control Manual

- All HR Ratings employees and management will clear their desks of information at the end of the workday and whenever they are away from their desk, and also, will shred any documents no longer in use.

- Agency employees are strictly prohibited from removing papers or physical files or electronic files, containing material non-public or confidential information, from the Agency's offices.

- HR Ratings employees are strictly prohibited from transmitting, distributing, or sending information classified for internal use outside the Agency. Information for internal use, information provided by the entities or issuers or working documents containing material



non-public or confidential information or documentation obtained or elaborated in the execution of their duties.

V.2.3 Access to offices

As an additional measure of protection for files and material non-public or confidential information, access to HR Ratings' offices will be restricted by fingerprint recognition, therefore visitors will be received in meeting rooms located in spaces that are physically separated from the Agency's operation.

VI. Transparency and revelation of information

VI.1 Transparency

1. HR Ratings will take the following measures to guarantee the transparency of its activities:

    - Inform the entities and issuers, prior to the signing of the service contract, through the Business Development Department, of the current rates or fees for the provision of the rating service. In addition, HR Ratings will inform the entities and issuers, through this same department, of adjustments made to the annual maintenance fees, prior to the payment date for the annual renewal.
    - Prior to the publication of a rating or modification, whenever feasible, HR Ratings will provide all relevant information to the entity or issuer, and also the principle factors that were taken into account to assign a certain rating.

    Also, HR Ratings will consider any clarification made by the entity or issuer that would result in a more accurate rating, in accordance with the procedure established in the Agency's General Operations Plan. Under any circumstances, HR Ratings will not offer additional services or renegotiate any clause in the service contract as a result of the clarification procedure outlined here.

    HR Ratings may release a rating, or an amended rating, without informing the entity or issuer rated in advance in the event of any circumstance that would directly affect



Perito Traductor
Lic. [illegible]



HR Ratings
Credit Rating Agency

the rating and of which market participants should be informed immediately, given the material impact the event could have on their perspective of the corresponding entity, issuer, or transaction.

In the event HR Ratings fails to deliver to the entity or issuer rated the analysis report or press release, prior to the release of a rating, HR Ratings will do so immediately following the release giving the reasons for the delay.

- Incorporate into the press release, through which the rating is published, the items indicated in the Agency's General Operations Plan, and those mentioned in the Provisions and in local legislation applicable to HR Ratings, making an effort to use clear and easily understood language.

- In case it has obtained revenues for concepts different from the rating securities service from issuers or entities, HR Ratings will indicate the part such revenues represent in relation with the aggregate revenues earned by each entity or issuer as a result of their main activity.

- Upon publication of a rating, HR Ratings will not disclose any entity or issuer non-public or confidential information, according to the instructions of such entity or issuer.

- Ratings that are not required for securities offerings may be kept private until said entity or issuer requests their release. The release of the assigned rating may be executed without calling a Credit Analysis Committee in order to agree on said publication, unless additional information has been provided or there are new elements that may have an impact on the rating assigned.

2. The obligation to publish initial ratings for possible securities offerings applies only in the countries where this is required by law.



Perito Traductor
Lic. Flora Cruz[illegible]



3. The inappropriate dissemination within and outside HR Ratings of a pending rating action before issuing the credit rating on the Internet or through another readily accessible means is strictly prohibited.

4. HR Ratings will publish the following information on its website free of charge and non-selectively:

   - Press releases for the ratings assigned, modifications, or the withdrawal of a rating, and also the decision to suspend the surveillance of a rating, giving the reasons for such action. The foregoing with the exception of private ratings, which will be provided only to the requesting entity or issuer. Press releases will be available on the website of the Agency for at least 12 (twelve) months from their publication.

     Moreover, HR Ratings will issue a press release on the decision of an entity to rescind their service contract, when it is known that such rescission has resulted from a modification to downgrade their rating, the business day following the rescission.

   - The historic information on the annual rates for default for each of the rating categories, and also the transition matrices across the ratings given.

   - The methodologies used for the rating of the entities, issuers and/or offerings, and any material change to these documents, and also the rating process.

   - In case of amendments on the rating methodologies and procedure, the reason or justification of said amendments will analyze whether the amendments could result in changes to any current rating.

   - Notice of the existence of any significant error identified in any procedure or methodology that could result in any change to any current rating.



JUSTICIA ... MEXICO
Perito Traductor
Lic. Elena Troncoso

- Comments received from the market, in general, through the HR Ratings website, regarding new methodologies or modifications to methodologies, and also those received related to a current methodology, as well as the corrective action taken.

  The Agency will maintain public the comments received regarding the draft for a new methodology or modification of a methodology for a minimum of 10 (ten) calendar days, from the date the corresponding draft is published.

  The comments received regarding a current methodology will be maintained on the Agency's website until such time as the methodology in question is modified and the draft is published to receive new comments from the market.

- The follow-up processes for a rating, the frequency of the reviews, and also the criteria for the withdrawal or suspension of a rating.

- The structure and voting process for the committees that determine the ratings and the surveillance of the same, accordingly.

- The scales, nomenclatures and their definitions, and also the definition of default as agreed to by the Methodology Committee.

- A list of the ratings given to each entity or issuer from the date of the initial rating action. The foregoing provided the rating has been modified.
- This Code and modifications thereof, within the 2 (two) business days following the date they have been approved by the authority, for such purposes, in charge of the case.

- Contact information for:

  - Any question any market participant may have regarding the rating methodologies.

Perito Traductor
Lic. Elena Cruz



- Any question any market participant may have regarding the Agency's company rules.
- Business and entities or issuers development.

- The annual report, approved by the Board of Directors, containing relevant information on the activities of HR Ratings, its structure, the number of ratings given, changes to the Agency's policies, procedures, and other relevant items during the corresponding year. The report will be released the same day it is submitted to the CNBV.

- The powers of the Board of Directors and the independent board members, and also the number of independent board members serving the Agency, including the statement explaining that such board members do not meet any of the scenarios mentioned in sections I to V of article 26 of the Securities Market Law.

- Initial ratings, and also changes, modifications, or cancellations of ratings, the same day as issued.

- A list of public ratings, and also the deletions, additions and modifications made on the previous month, within the first 5 (five) business days of each month.

- A history of the ratings granted to each entity, issuer, securities or instruments rated by HR Ratings.

VI.2 Dissemination of information

Ratings, its changes, modifications or cancellations of ratings, will be released the same day through the different stock exchanges, via the electronic sending and dissemination of information systems, to the CNBV, via the Securities Information Transfer System ("STIV-2"), and to the general public via the HR Ratings website and electronic communications networks.



JUSTICIA ... MEXICO

Perito Traductor
Lic. Elena Cr...



HR Ratings Credit Rating Agency

VI.3 Communication with the media

- Only the people authorized for such purposes by the Agency are permitted to communicate with the media.

- The Chief Credit Officer, as well as the Departments Heads, and/or lead analysts participating in the analysis process for an entity, issuer and/or operation, may make comments to the media regarding the entities, issuers and/or operations they have rated, provided HR Ratings has already released the rating via the corresponding means.

- No Agency employee will publicly contradict the official opinion of the Credit Analysis Committee regarding any rating or opinion.

- Any member of management that participates in an interview or has any type of communication with the media will maintain a professional attitude, watching their language and tone, paying particular attention to the adjectives they use. Expressions like "horrible", "incredible" and "fantastic", or phrases like "the worst" and "the best" must not be used during any contact with the media. The member of management is responsible for setting the bases, topics and conversation rules prior to any radio, television or press interview.

- Employees not authorized by the Agency to exchange communications with the media will refrain from making any comment and if asked by the media, will not respond to questions.

VI.4 Rumors

HR Ratings employees, management, shareholders and board members are prohibited from starting, circulating, or spreading sensationalistic rumors that could affect the reputation of the Agency or any entity or issuer rated by HR Ratings.

The sanctions imposed for starting, circulating, or spreading rumors will depend on the impact on the continuity of the Agency's operations, which will be evaluated by the HR Ratings Chief



Perito Traductor



Compliance Officer together with the Chief Risk Officer, according to Appendix 12 "Criteria for determining the severity of violations of the Company Rules".

VII. Conflicts of Interest

Given the complexity of their work environment and the types of duties they perform, Agency employees and management are exposed to potential conflicts of interest; the term conflict of interest being understood as any situation, usually of a financial or personal nature, that could influence the judgment of an individual and could affect them from making objective, fair and independent decisions.

VII.1 Identifying conflicts of interest

It is considered there is a conflict of interest, and therefore the director or analyst involved will not be permitted to participate in or influence the determination of a rating when:

- In the 12 (twelve) months prior to the start of the rating process, they have served as a board member, management, or employee of the entity or issuer to be rated, or at any entity member of the same business group as the entity or issuer to be rated, or has had any business dealings that could create a conflict of interest with said entities or issuers.

- Their spouse, partner, or any blood relative to the second degree holds any management or senior management position in the entity or issuer to be rated. The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.

- They engage, or have engaged in, during the 12 (twelve) months prior to the start of the rating process, any other relationship that could cause a conflict of interest with the issuer and/or offering to be rated or with any entity member of the same business group as the entity or issuer in question.

- They have or are in the process of receiving a loan, credit, good, return, or the provision of any service from the entity or issuer on better-than-market conditions, or have engaged in a business relationship with the entity or issuer beyond an arm's length ordinary course of business.

MEXICO

Perito Traductor
de Firma



HR Ratings Credit Rating Agency

- They maintain an operation involving the securities of an entity or issuer rated or being rated, according to section VII.2.3 "Securities Transactions" of this Code.

- They participate in the sale or promotion of a product or service offered by HR Ratings, or are influenced by sales or commercial considerations.

The Compliance Department will maintain an updated log on the Agency's internal electronic system (HTRON) of any person that presents a potential conflict of interest with any entity or issuer rated by HR Ratings. Only the Agency's Chief Executive Officer, Chief Risk Officer, Chief Credit Officer, the Operations and Compliance Department personnel, as well as the Agency's analysis directors and the Board of Directors will have access to these records.

VII.2 Measures to eliminate conflicts of interest

The Agency has established the following measures to prevent employees, management and board members from being exposed to potential conflicts of interest:

VII.2.1 Objectivity, Independence and Integrity

- The evaluation and analysis process for a credit rating action must be performed in strict adherence of the procedures provided in the General Operations Plan and in the rating methodologies and models approved by the Agency's Board of Directors.

  The Chief Credit Officer will oversee that the individuals participating in the rating process perform the evaluations or corresponding analyses in adherence of the procedures provided in the Agency's General Operations Plan and based on the rating methodologies and models applicable.

  The foregoing is without prejudice of the ability of the independent members of the Board of Directors to conduct compliance audits on the rating methodologies and models, directly or through the person to whom this task is designated. The Board



Perito Traductor
Ma. Elena Cracco



Credit Rating Agency

Directors will approve the results of the audits performed to verify the compliance of the rating methodologies and models.

Moreover, the Chief Compliance and Risk Officers may verify, at any time, that compliance is being met with the rating procedure contained in the Agency's General Operations Plan.

- The remunerations received by the board members, management and technical personnel involved in the rating process, and all employees in general, are totally independent from the revenues received by HR Ratings for the ratings given to any particular entity or issuer and/or operation, in accordance with the remuneration policies approved by the HR Ratings Board of Directors, which will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

- Under no circumstances a rating shall be stopped or eliminated when this may cause the entity or issuer, or any investor, the Agency itself, or any other market participant any economic, financial, political, or legal impact, including the rescission of the service agreement between HR Ratings and the entity or issuer.

- The ratings issued by the Agency or any rating action will not be affected by the existence or potential existence of a commercial relationship with the entity or issuer to whom the services are being rendered to, as well as to other entities that are members of the same business group, or with any third party.

- It is prohibited to any of HR Ratings' employees to provide recommendations or proposals to execute securities issuance, in regards to which they will provide their services of study, analysis, opinion, evaluations and determination, or well, in regards to the activities of the issuer, the underwriter or any other participant in said offer,



Perito Traductor
Mtra. Elena Cruz



Credit
Rating
Agency

- Revenues policy

1. As for the regulation applicable to HR Ratings in Mexico, the following will be applied:

   - HR Ratings will refrain from providing its services to states or municipalities when the revenues that would be received from each state or municipality would represent 10% (ten per cent) or more of HR Ratings' total revenues received the year prior to the year where the correspondent service is to be rendered.

   Regarding states or municipalities, HR Ratings shall refrain from rendering its services:

   a) When the sum of the revenues received from a state and its municipalities would represent 5% (five percent) or more of HR Ratings' total revenues received the year prior to the year where the correspondent service is to be rendered.

   b) When the sum of the revenues received from a state and its municipalities would represent 10% (ten percent) or more of HR Ratings' total revenues received the year prior to the year where the correspondent service is to be rendered. This condition will only apply when the state acts as guarantor on the operations of the municipalities.

   The calculation of the revenues mentioned above will consider all the revenues that HR Ratings would receive from said states or municipalities, including those for services that would assess the credit quality of securities issued by trusts on which the state or municipality is the settlor.

2. As for the regulation applicable to the Agency as a rating agency registered and governed by the Securities and Exchange Commission ("SEC"):



Perito Traductor
Mtra. Elena Crespo B]



- HR Ratings shall refrain from rendering its services when the revenues obtained by the Agency from an entity or issuer that intends to hire its services, or the individuals that constitute said company or consortium which such entity or issuer belongs to, jointly represent 10% (ten percent) or more of the aggregate revenues of HR Ratings for the current fiscal year.

VII.2.2   Separation of functions and duties

- HR Ratings will maintain a policy of separation of functions and duties to ensure that personnel responsible for preparing the studies for the assignment of ratings are completely separated from any activity related to the promotion and sale of the services HR Ratings provides and the management of the fees and quotas that the Agency collects for these services.

- In addition, HR Ratings will ensure the areas responsible for administrative matters and for the Agency's business relationships have no interference in the rating process for client, entities, issuers and/or operations, don't have access to client information or files.

- This policy on separation of functions and duties, reporting lines, oversight, and remuneration structure is described in the HR Ratings Internal Control Manual.

- In case any analyst receives information from a client, an Agency employee or any third party, in relation to the service contract signed between HR Ratings and the entity or issuer, containing the Agency's fees or any sales or commercial information, shall respond in writing to the sender, where indicates that information of this nature must be addressed exclusively with the Agency's Business Development or Administrative Departments as deemed applicable. In addition, the employee will send a copy of their response to the Compliance Department at: compliance@hrratings.com, this Department will document the situation and, if necessary, the Chief Compliance Officer, along with the Agency's CEO and Chief Risk Officer, will take any necessary measures.



Perito   Traductor
Mtra. Elena Craviotto


In such circumstance, it will be determined whether the sales or commercial information in question has actually or could have influenced the analyst. If it is found to be the case, the measures mentioned in Section VII.4 "Handling Conflicts of Interest" will be applied.

• Moreover, if any Business Development Department personnel, or the Agency's CEO, receives information from any entity or issuer that would be relevant to the analysis process, they will remind the client, in writing, that information of this nature must be sent exclusively to the analysis team assigned to them. Also, the employee will send a copy of their response to the Compliance Department at compliance@hrratings.com, which will document this type of situation, and you can take the measures that considers necessary.

The situations previously mentioned will be documented in the records of the Compliance Department.

VII.2.3 Securities Transactions

1. Will be considered as "Securities Transactions" those operated directly or indirectly on:

   a) Securities registered in the National Securities Register (the "Register"). Securities are shares, interests, obligations, notes, options, certificates, promissory notes, bills of exchange, and other negotiable instruments, registered or not, that can be traded on the securities markets, which are issued in series or in masse and represent the equity of an entity, a proportional part of an asset, or interest in a collective loan or any individual credit right, under the terms of the applicable local and foreign laws .

   b) Certificates of deposit, commonly known as American Depositary Receipts ("ADRs") or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.



Perito Traductor
Ph. Elena Grecia



c) Derivative financial instruments as long as their underlying assets are registered Securities.

d) Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.

2. The following investments are not considered Securities Transactions:

a) Shares in investment funds.

b) Securities issued by any sovereign entity.

c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters).

d) Certificates referring to a group or basket of shares or price indexes.

The following persons are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings:

- HR Ratings, as a legal entity;
- Analysts that participate in the rating process of the entity or issuer;
- Members of the Credit Analysis Committee that participate in the rating of the entity or issuer, and
- Persons who, as a result of their duties, may have access to privileged information, per the terms of section VII.2.4 of this Code.

All new Agency employees and board members will submit, on their entry or appointment date, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer rated by HR Ratings; and also those of their spouse, partner, or minor-aged children using the form contained in **Appendix 1 "Securities Transactions Report"** to this



Perito Traductor
Ma. Flora Cress



In addition, all Agency board members and employees who executes a transaction with Securities Transaction of any entity or issuer rated by HR Ratings will notify the Chief Compliance Officer using the form contained in **Appendix 1 "Securities Transactions Report"** hereto, within 10 (ten) business days following the operation of the Transaction in question.

Notwithstanding the above mentioned, all Agency employees and board members must complete and submit **Appendix 1 "Securities Transaction Report"** every 6 (six) months. The semiannual endorsement will indicate all securities transactions operated by the employee or board member to date with any entity or issuer rated by HR Ratings, regardless whether these have been previously reported.

For purposed of reporting bank titles representing a debt equal to or less than one year serviced by a bank rated by HR Ratings, the renewable titles must be reported only once, indicating this characterisitc in the report.

The corresponding bank or securities account statement will be appended to the securities transactions report, dated no more than 3 (three) months prior where said operations are stated, having the employees or board members the right to attest information not relevant to the operation reported.

In order all employees and board members of HR Ratings have all the needed information to fulfill the provisions of this sections, HR Ratings will maintain on the Agency's internal electronic system (HTRON) a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List"). All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request privacy or whose initial rating process has been completed, but their rating has not been released (the "Private Ratings List"), to which only the Agency's Chief Executive Officer, Compliance, Risk, Operations Area personnel, Business Development Department personnel, the analysts



Perito Traductor
Lic. Elena Crasemann



HR Ratings® | Credit Rating Agency

Director and the members of the Board of Directors will have access. Both client lists will be maintained current on the Agency's internal electronic system (HTRON).

HR Ratings, through the Compliance Department, will take the measures necessary to ensure that Securities Transactions by members of the Board of Directors, management, the technical personnel responsible for the preparation of reports on and the subsequent surveillance of, the credit quality of securities or clients of the Agency, and employees in general, do not generate any conflict of interest.

The limitations on Securities Transactions laid out in this section and the disclosure of these will apply equally to Transactions operated by the spouse, partner, or minor aged children of the credit analysis management or technical personnel involved in the rating process.

For the purposes of the previous paragraph, HR Ratings employees, management and board members will make every effort to inform themselves of securities transactions operated by their spouse, partner and/or minor aged children. No bank or securities account statement will be required for these transactions.

VII.2.4 Use of privileged information

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, that could or would influence the prices of registered securities.

HR Ratings board members, management and employees are strictly prohibited from:

- Obtaining any benefit from any Securities Transaction gained from the use of privileged information obtained from having participated in the rating process for these securities, or in the course of their duties.
- Providing or transmitting privileged information to other persons, being required to meet compliance with that established in the HR Ratings Internal Control Manual for the handling of non-public or confidential information.



Perito Traductor
Lic. Elena Cramer...



- Issuing recommendations on any securities or negotiable instruments, the price or quote for which could be influenced by the use of privileged information.

It is considered Privileged Information the knowledge of relevant events that have not been disclosed to the public by an issuer through the market on which their securities are traded.

It is not necessary that the person know all the details of the relevant event to be considered to have privileged information, provided the part to which they have access could influence the price or quote of an issuer's securities.

The Compliance Department will be responsible for monitoring the policies on securities transactions and the use of privileged information.

Any improper use of privileged information will be considered a very serious fault that will be sanctioned according to the criteria established in Appendix 12 "Criteria for determining the severity of violations of the Company Rules" of this Code.

VII.2.5 Loans, credits, acquisition of goods, services and performance

Management and technical personnel that have or are in the process of receiving a loan, credit, good, performance, or the provision of any service from an entity or issuer rated by HR Ratings, or who engage in a business relationship with such entity or issuer beyond an arm's length ordinary course of business will not participate in the rating process involving said entity or issuer.

The people mentioned in the previous paragraph will be obliged to report the loans, credits, goods, performance, or services, or any business relationship, they have or are in the process of obtaining from a client prior to starting any participation in the rating process involving such client, entity, or issuer, when the loan, credit, good, performance, or service, or business relationship, was obtained or will be obtained on better-than-market conditions. Loans, credits, goods, performance, or services, or business relationships will be reported to the Chief Compliance Officer using the form contained in Appendix 13 "Report of Loans, Credits, Goods, Performance and/or Services".



VII.2.6 Gifts, entertainment and preferential treatment

- The Agency, its employees, management and board members are prohibited from:
  - Receiving from any employee of any financial authority, political party, or any government or state-involved institution, any gift, compensation, gratification, or entertainment.

    The use of Agency or personal resources to make illicit payments to persons or organizations for the purpose of doing business or influencing their policies or decisions is prohibited.
  - Requesting or receiving directly or through another person, remunerations, goods and/or services, including entertainment, and also donations from persons with which HR Ratings holds business relationships or who hold an interest in the transaction in question.

    The Agency, its employees, management and board members are only permitted to accept or receive from any person with which HR Ratings holds a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25.00 (twenty-five dollars, legal currency of the United States of American), which will be verified by the Compliance Department.
  - Receiving remunerations, goods, donations, gifts, or gratifications from any employee of any third party, when said gifts are given with the intention of influencing the decision on any rating, opinion, analysis, study or report the Agency is preparing.
- In the event any entity or issuer with which HR Ratings holds a business or services relationship, or any employee of same or of any financial authority, political party, or government or state-involved institution solicits or offers Agency technical or management personnel, or any other employee, explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment, the person in



Perito Traductor
Ma. Elena Cruz



question will report this to the Chief Compliance Officer immediately, in writing, regardless whether they have accepted it or not.

The respective report will indicate the characteristics of the goods, donation, gift, gratification, or entertainment offered, the date of delivery, and also the type of relationship with the entity or issuer, authority, or political party involved. Gifts offered will be reported using the form contained in **Appendix 2 "Report of gifts"** of this Code.

- In the case of any offering that would lead to a conflict of interest for the Agency, the entity, issuer, or person in question will be asked, in writing, by the Business Development Department, to terminate the business relationship informing them of the reasons for this action.

VII.2.7 Post-employment activities of management and technical personnel

VII.2.7.1 Post-employment follow-up

- HR Ratings will make every effort to inform itself of the future employment of its employees so as to inform the Securities and Exchange Commission to this effect, in the event that within 5 (five) years, the former employee enters the employ of an entity, issuer, underwriter or structuring agent for a security or financial instrument rated by HR Ratings, provided the former employee (i) held a management position in the Agency, (ii) held an analyst position and participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent, or (iii) was a supervisor of an analyst that participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent. The flowchart contained in the **Appendix 3 "Post-Employment follow-up"** to this document shall apply in this situation.



Code of Conduct
Page 33 / 64
Perito Traductor
Ma. Elena Cruz


- The policies for following up on the future employment of former HR Ratings employees are contained in the Agency's Human Resources and Material Resources Manual.

VII.2.7.2   Back review of the former employee

- In any case a head of analysis or an analyst terminates its employment relationship with HR Ratings and starts working for an issuer or entity rated by the Agency, in which said employee participated in the rating process, as Head of Area, Responsible Analyst or part of the analysis team, or, in a structuring of a security, instrument or operation in whose procedure of rating has participated, HR Ratings will take the following measures:

  - As soon as there is knowledge that the start of a former employee in the entity, issuer or structurer, will review the ratings given to said entity over the 12 (twelve) months prior to the most recent rating by HR Ratings to the entity, issuer, underwriter or structuring agent before the employee left the Agency.

    The Chief Risk Officer will perform this review, with the support of the previous immediate supervisor of the analyst in question, according to Appendix 4 "HR Ratings look back review detailed flowchart".

  - If any elements are detected that would presume the rating or ratings had been influenced by a conflict of interest or that these had not been assigned according to the policies and procedures of the Agency, the Chief Risk Officer will report such situation immediately to the Agency's Chief Compliance Officer and the Chief Analysis Officer, and the latter will be asked to open a rating review process according to the procedure contained in the HR Ratings General Operations Plan for the assignment of the ratings.

    In this case, HR Ratings will publish accordingly the change of rating or the confirmation of the rating, within 15 (fifteen) calendar days following the date





on which it was found that the rating could have been influenced by a conflict of interest.

If the change of rating or the confirmation of the rating is not published within the time indicated in the previous paragraph, HR Ratings will publish a press release indicating that the rating is under review or observation, as evidence was found that the rating could have been influenced by a conflict of interest.

The flow chart provided in **Appendix 3 "Post-Employment follow-up"** hereto will be taken into account in reference to section VII.2.7 of this Code.

VII.2.8 Selection of suppliers

In other to avoid potential conflicts of interest with individuals related to HR Ratings, the following procedure will be carried out to select services suppliers:

1. The Human Resources and Material Resources, and Administration Departments will elaborate a list of suppliers that render services to HR Ratings (the "List of Suppliers").

2. The List of Suppliers will be sent to the Compliance Department in order to compare it to the list of entities rated by HR Ratings.

3. In case any of the suppliers included in the List of Suppliers is an entity rated by HR Ratings, the Compliance Department will analyze whether there is an interest conflict based on the relevance of the services rendered by the corresponding supplier.

4. In case the Compliance Department decides there might be a conflict of interests with the corresponding supplier, it will evaluate, along with the Chief Officer, the feasibility of replacing said supplier.

5. The List of Suppliers shall be updated each time HR Ratings enters into a services contract with a new supplier.



Perito Traductor
Lic. Elena Crecenci[illegible]



VII.3 Disclosing conflicts of interest

- All HR Ratings employees, management and board members are obliged to disclose to the Chief Compliance Officer, in writing, any personal or financial relationship, either their own or that of any other employee of which they have knowledge, that could generate a conflict of interest regarding any entity, issuer and/or operation.

- The disclosure of conflicts of interest must be clear, transparent and complete in all cases. To this effect, all HR Ratings employees, management and board members will follow the procedures for identifying, handling and disclosing any potential conflict of interest as laid out in this Code.

- In the event any employee, management, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Chief Compliance Officer, together with the Agency's CEO and Chief Risk Officer, with the opinion of the Board of Directors, will analyze the case and determine the measures and/or sanctions to be applicable, as per the terms of Section XII "Sanctions" in this Code, considering the impact on the continuity of the operations of HR Ratings.

  Conflicts of interest must be disclosed using the form contained in **Appendix 5 "Conflict of interest disclosure"** to this Code.

- In addition, Agency employees and management will use the form contained in **Appendix 6 "Report of the employment and/or positions of family members"** to this Code in the event their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings. The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.

  Notwithstanding the foregoing, all Agency employees and management will sign this format every 6 (six) months, indicating the positions held by their spouse, partner, or any blood relative to the second degree in any entity or issuer rated by HR Ratings.



Perito Traductor
Lic. Elena Cresci[illegible]



Credit
Rating
Agency

For the purposes of the above, HR Ratings employees and management will make every effort to inform themselves of the employment status of their spouse, partner or blood relatives to the second degree.

VII.4 Handling conflicts of interest

- The Chief Compliance Officer, together with the Agency's CEO and Chief Risk Officer, and where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to be taken to handle such conflicts, which may include:

  o Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer and/or operation with which they have the conflict of interest, until such time as the conflict is resolved or confirmed; designating a different person to take their place in the analysis process.

  o Suspending the person's access to all non-public or confidential information for the entity or issuer with which they have the conflict of interest.

  The above is without prejudice of any sanctions that may be applicable.

- The opinion of the Board of Directors will be heard on potential or real conflicts of interest of greater importance.

- Also, in case who discloses a conflict of interest in the participation in any part of the analysis process for an entity, issuer and/or operations, is the Head of a Department, they will be substitute in their functions by the Chief Analysis Officer.

- In the event any employee involved in the analysis process already holds an investment or loan prior to HR Ratings signing any service contract, which could cause a conflict of interest, such personnel will refrain from participating in said analysis process or they will disinvest from the securities involved.



Perito Traductor
Sta. Elena Cruz



- When any of the people authorized to resolve potential conflicts of interest - the Compliance Officer, Risk Officer and the Agency's CEO - present any potential conflict of interest themselves, such situation will be assessed by the other two persons and they will take the necessary measures.

- The Agency will refrain from entering into service contracts for rating services with entities or issuers that, directly or indirectly, hold interest in the equity of HR Ratings, unless such interest represents less than five percent of the ratings agency's equity.

- The Chief Compliance Officer, with the support of the Chief Risk Officer, will ensure all HR Ratings employees and board members adhere to the policies laid out in this Code regarding the identification, handling and disclosure of conflicts of interest.

Potential conflicts of interest will be handled according to the flow chart contained in Appendix 7 "Handling potential conflicts of interest" to this Code.

Any relevant modification of the policies on the identification and handling of conflicts of interest, contained in this section, must be reported to the U.S. Securities and Exchange Commission via the NRSRO form, upon taking effect.

VIII. Technical quality and upstanding character

- The employees and management personnel involved in the rating process for entities, issuers and/or operations will have experience and expertise in financial matters and credit analysis. The Head of Department, responsible for the rating process for an entity, issuer, or transaction must have at least 3 (three) years' experience in credit analysis, according to Appendix 9 "Technical quality" of the Human Resources and Material Resources Manual.

HR Ratings will conduct, through the Chief Risk Officer, at least once a year, assessments to determine the knowledge of the analysts and analysis management in terms of the procedures and rating methodologies of the Agency used to determine ratings, in the classes or sub-classes of credit ratings in which each analyst or director participates.





- Furthermore, employees and directors participating in rating processes will also accredit their upstanding character to be able to perform their duties with honesty and integrity, as per the terms of the sworn statement contained in **Appendix 8 "Sworn Statement"** hereto, which must be delivered to the Compliance Officer and confirmed every 6 (six) months.

  People who have been convicted of a felony or any property offense punishable by prison will not be permitted to participate in the rating process.

The Chief Compliance Officer will determine the sanctions to be applied on those employees, management, shareholders, or board members found to be in violation of the Company Rules and other regulations applicable to HR Ratings.

The Chief Compliance Officer, together with the Chief Risk Officer, on hearing the opinion of the independent board members, will determine the sanctions to be applied in the case of serious violations of the company rules, as defined in **Appendix 12 "Criteria for determining the severity of violations of the company rules"** of this Code. Sanctions will be imposed by the Chief Compliance Officer, along with the General Risk Officer, previously listening to the opinion of the Board of Directors.

IX. Outside activities

- All new Agency personnel will present, on their start date and using the form contained in **Appendix 9 "Report of other employment"** to this Code, a statement of all positions they hold with any company or entity.

  The above notwithstanding, all Agency employees and management must sign **Appendix 9 "Report of other employment"** every six 6 (months) or when there has been a change in their situation.

- Agency employees and management will obtain the approval of the Compliance Officer, using the form contained in **Appendix 10 "Request for permission to work outside HR Ratings"** to this Code of Conduct, to:

  - Work as management, employee, board member, or business consultant outside the Agency.



Perito Traductor
Ma. Elena [illegible]


○ Commit to outside activities that could have an impact on the Agency, including:

□ Receiving compensation to serve as administrator, custodian, guarantor, or executor for any person that is not a direct relative of the employee.

□ Acting as representative for any social, political, religious, or business organization.

Independent board members will be disqualified from participating in any discussion that could represent a conflict of interest with the ratings the Agency issues.

X. Conduct

- All HR Ratings employees, management, board members and shareholders are responsible for being familiar and complying with the Agency's Company Rules, and also with the laws, bulletins and other provisions that govern securities rating agencies, receiving different types of sanctions in the event of their violation.
- The persons mentioned in the previous paragraph will refrain from any action, either in or outside the Agency, that could damage the Agency's reputation.

X.1 Professional conduct

- The Agency will not tolerate any illegal, indecent, or violent act or conduct by any HR Ratings employee, management, shareholder, or board member, or any such act or conduct that would go against the Agency's ethical and professional standards, and that may negatively impact the work environment or damage the Agency's reputation or image.

- Expressed opinions that could damage the reputation of third parties are also not permitted.

That stated in the two previous paragraphs includes any act or statement, verbal or written, made in public spaces, mass media, social networks, or at public or private events.

X.2 Respect

- The Agency will not tolerate any of the following conduct between colleagues:







HR Ratings®
Credit Rating Agency

- Any act of discrimination based on race, color, religion, gender, age, nationality, social status, disability, political affiliation, marital status, or sexual preference.

- Offensive verbal, physical, or visual behavior so as to create an intimidating, offensive, or hostile environment in the workplace.

- The harassment of one employee by another, regardless of their gender or hierarchy, which includes, but is not limited to: unsolicited sexual advances, solicitations of sexual favors or any activity, physical, verbal, or visual, of a sexual nature that would interfere with the individual performing their duties or would alter the environment within the Agency. Employees affected by any of the conduct mentioned previously may report these to the Human Resources and Material Resources Director, who, together with the Agency's CEO, will evaluate the situation and apply the sanctions deemed applicable, depending on the seriousness of the conduct.

  Complaints involving harassment will be investigated as soon as possible with the utmost discretion. In the event the employee affected doesn't feel comfortable discussing the situation with the Human Resources and Material Resources Director, they may present their complaint directly to the Agency CEO or Chief Compliance Officer.

- The Agency will respect the intellectual property rights and image of its clients, competitors, or any public figure or third party, strictly prohibiting HR Ratings employees, management and board members from:

  - Making defamatory, degrading, or slanderous statements about others.

  - The intellectual plagiarism of information, ideas and documents.

Agency management personnel will oversee compliance with that stated in this point and in the event any activity is detected in violation of these guidelines, such activity will be reported immediately to the Compliance Officer, who will determine the sanctions to be applied on the person found to be responsible, taking into consideration the impact on the



Ma. Elena [illegible]



**Credit
Rating
Agency**

continuity of the operations of HR Ratings. To this effect, the Compliance Officer will hear the opinion of the Risk Officer before imposing the sanction.

X.3 Use of illegal substances

The Agency is committed to providing a healthy work environment, free of anything that would put the quality of the products and services the Agency offers at risk. To this effect, HR Ratings employees and directors are prohibited from:

*   Using, selling, buying, distributing or possessing illegal substances at the Agency's offices.

    Any deterioration in an employee's performance or incident caused due to the use of alcohol or illegal substances must be reported immediately to the Human Resources and Material Resources Director, with copy to the Agency CEO, who jointly will determine the disciplinary measures to be taken.
    Performance problems caused by the use of alcohol or illegal substances will be treated like any other problem related to employee performance in the workplace and may give cause for dismissal.

    Employees that show indications of having problems with drug addiction or alcoholism will be encouraged to seek professional help.

*   Smoking in the workplace, which includes cigars, pipes, e-cigarettes and other tobacco products. Board members, outside advisors, consultants and visitors are also prohibited from smoking at the Agency's offices.

X.4 Use of email, the internet, telephone and other electronic means of communication

*   The telephone networks, computers, Internet and email are considered Agency assets and must be used by HR Ratings personnel for their assigned tasks. All telephone communications, and also any information transmitted, received or stored communication media is and will, at all times, be the property of the Agency. The personal





HR Ratings
Credit Rating Agency

use of the communication systems must be occasional and not interfere with the responsibilities of the employee or compromise the security of the Agency.

- The Human Resources and Material Resources Department and/or the Compliance Department may randomly monitor the use of communication media by any employee to ensure these systems are being used solely for business purposes.

- HR Ratings employees are strictly prohibited from:

  - Sending or saving any message that is abusive, insulting, obscene, inappropriate, or unprofessional, such as:

    - Messages that may be considered discriminatory based on gender, color, religion, age, nationality, disability, political affiliation, marital status, or sexual preference.
    - Messages that may be considered defamatory against any particular person.
    - Messages that offend any person or would or could cause moral damages.
    - Messages that focus on political or religious proselytizing, self-promotion or third-party promotion.
    - Messages that could damage the image or reputation of HR Ratings or any HR Ratings client.

  - Posting any type of communication on mass media mentioning HR Ratings activities is also strictly prohibited. Only the authorized Operations Department personnel may use any social media the Agency authorizes, to announce rating actions by HR Ratings and other information of interest to the market.

  - Revealing any information related to the rating process for an entity, issuer or operation is prohibited until the rating has been released to the public by the mass media indicated in the HR Ratings General Operations Plan.



Perito Traductor



o   The Compliance Department personnel may have access to the social networks on which the Agency posts news, to verify there has been no violation of the social media policy.

The Agency will maintain the technological controls necessary to ensure the correct employee usage of the internet and other means of communication. This includes blocking personal email and/or Internet sites that could present a risk to the Agency's technological infrastructure or which could lead to an information leak, and also music sites.

These controls do not effect the sanctions that may be applied on the violation of the policies contained in this section.

X.5 Use of Social Networks

All HR Ratings personnel are required to comply with the company decalogue on using Social Networks, which is based on the ethical use of these networks.

XI. Material violations of the law

In the event any employee of HR Ratings, or any of its affiliates, subsidiaries, or branch offices established in any country, receives notice from a third-party regarding an alleged material violation of the law by any entity or issuer rated by HR Ratings, such situation will be reported to the Compliance Officer at the following address:

HR Ratings de México, S.A. de C.V.
Guillermo González Camerena No. 1200, Piso 10, Colonia Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, C.P. 01210, Ciudad de México.
Phone: (55) 15 00 31 30
compliance@hrratings.com

These types of notices may be presented confidentially or anonymously and, accordingly, will be investigated according to the regulations applicable to securities rating agencies in the country in question. HR Ratings will not be obliged to verify the certainty of the information provided by the third party regarding the alleged violation of the law. Notices that, at the discretion of HR Ratings



Perito Traductor
*** Elena Grove***



constitute a material violation of the law by an issuer rated by the rating agency will be reported to the authority, as required by local legislation applicable to HR Ratings.

To continue, in the event the Chief Compliance Officer, in the course of their duties, detects any fault or serious violation of the HR Ratings guidelines, policies and/or control mechanisms that in their opinion could constitute a violation of the Securities Market Law, the Chief Compliance Officer will report such situation to the Mexican Banking and Securities Commission within 2 (two) business days.

XII. Applicable Sanctions

- Any violation of this Code, the Internal Control Manual, General Operations Plan, Human Resources and Material Resources Manual, the Administrative Protocol and/or the Technological Infrastructure Protocol may lead to administrative, civil, labor and/or criminal action being taken.

- All HR Ratings employees, management, or board members will report any illicit or unethical conduct, situation or activity to the Compliance Officer, verbally or in writing, using the form contained in Appendix 11 "Report of unethical conduct" to this Code, or any such conduct or activity that would violate the principles expressed in the Agency's company rules, on learning of such conduct or activity. In the event the person considers it appropriate, they may report the conduct or activity to the Agency's Chief Executive Officer.

  In addition, the report mentioned in the previous paragraph may be presented anonymously through the "Anonymous Complaints" section under the "Contact Us" section on the HR Ratings website.

- The Chief Compliance and Risk Officers may set the sanctions or measures to be taken on any violation or breach of the Agency's company rules committed by employees, management, board members, or shareholders, following the procedure below:

  1. When as a result of their duties of oversight or on receiving notice from any Agency employee or management, the Chief Compliance Officer or the Chief Risk Officer learn of any violation of the regulations applicable by any HR Ratings employee, management, shareholder, or board member, or any situation that could create a conflict of interest, the Chief Compliance Officer



will record the conduct or situation in a follow-up log, noting the date on which they learned of the act or situation.

2. The Chief Compliance Officer and/or the Chief Risk Officer will give the person involved in the conduct or situation the opportunity to make a verbal statement in their defense, which will be recorded in the follow-up log.

3. The Chief Compliance Officer and/or the Chief Risk Officer will inform the employee, management, or board member in question of the sanction or measure determined, which may consist of:

    a) Verbal sanction.
    b) Written sanction.
    c) Sanction of 3 (three) to 10 (ten) days without pay.
    d) Dismissal.
    e) Any measure to resolve a potential conflict of interest.

In the case of the sanctions mentioned in points c) and d), the Chief Compliance Officer and/or the Chief Risk Officer will request the Human Resources and Material Resources Department, in writing, apply these sanctions.

The Chief Compliance Officer, together with the Agency's CEO and the Chief Risk Officer, will determine the measures to resolve possible conflicts of interest.

4. The sanctions will be applied taking into consideration Appendix 12 "Criteria for determining the severity of violations of the company rules" approved by the HR Ratings Board of Directors, appended to this Code.

However, the sanction may be reduced if the offender recognizes the commission of the violation and makes amends.

5. The sanctions or measures imposed will be recorded in the follow-up log, along with information that may have been taken into account for the determination of the sanction, for



example the recurrence of a certain conduct by the employee, management, or board member, or any situation that could be considered aggravating.

6. The Chief Compliance Officer and/or the Chief Risk Officer will ensure the offender fully understands the rule violated and the seriousness their conduct represents for the Agency, in order to avoid future recurrences.

•   The Chief Compliance Officer, together with the Chief Risk Officer, will impose the sanctions for serious violations of the Agency's company rules, on hearing the opinion of the Board of Directors.

In this case, the alleged offender may challenge the sanction imposed within 10 (ten) business days of receiving notice of the sanction.

•   In order to prevent employees who report violations of the Agency's company rules from being pressured or receiving retaliation of any nature, HR Ratings will hold the name of the person that filed the report in the strictest confidence, until such time as the solution or sanction corresponding has been decided and the offender notified.

The Chief Compliance Officer will conduct ongoing reviews, without prior notice, to verify that HR Ratings management and employees are in compliance with the Code of Conduct, Internal Control Manual and the General Operations Plan.



Perito Traductor
Per. Finan Credit



HR Ratings
Credit Rating Agency

XIII. APPENDICES

APPENDIX 1

Report of Securities Transactions

____

HR Ratings Chief Compliance Officer
Present

In order to comply with the obligation set forth in Section VII.2.3 of the Code of Conduct "Securities Transactions", I report below the Securities Transactions the undersigned operates as of this date and also those my spouse, partner and/or minor aged children operate, involving issuers, or entities rated by HR Ratings:

☐ I have no securities transactions to report
☐ I have the following securities transactions to report:

Securities transactions held by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term equivalent to or less than a year.	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction

Securities Transactions held by my spouse, partner and/or minor-aged children

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction

MEXICO

Perito Traductor
Ma. Elena Crespo



HR Ratings® Credit Rating Agency

		one year or less			

I declare to be familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information contained in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information contained in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

____

(Employee or board member name, position and signature)

Instructions:

(i) This form must be presented by all HR Ratings new hires.
(ii) This form must be presented by all employees, management, or analysts who operate Securities Transactions with any entity or company rated by HR Ratings within 10 (ten) business days of operating the transaction.
(iii) This form must be presented by the analysis personnel whose spouse, partner or minor aged children have operated a Securities Transaction with any entity or company rated by HR Ratings.
(iv) This form must be presented by all HR Ratings employees, board members, and management every 6 (six) months, indicating the securities transactions operated.
(v) Securities Transactions are those operated directly or indirectly involving.
  a) Securities registered in the National Securities Registry.
  b) Certificates of deposit, commonly known as American Depositary Receipts (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.
  c) Derivative financial instruments provided their underlying assets are registered Securities.
  d) Bank securities representing debt on a term equal to or less than one year serviced by a bank.
(vi) The following investments are not considered Securities Transactions:
  a) Shares in mutual funds.
  b) Securities issued by the federal government.
  c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
  d) Certificates referring to a group or basket of shares or price indexes.
(vii) Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a bank rated by HR Ratings, must be reported once only indicating this characteristic in the report.
(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control, per the terms of article 2 of the Securities Market Law.
(ix) Attach a monthly account statement, dated not more than 3 (three) months prior, issued by the financial broker indicating the securities transaction.
(x) If neither you nor your spouse, partner, or minor aged children hold Securities Transactions in entities or issuers rated by HR Ratings, please indicate "I do not have" or "not applicable".



Code of Conduct

Page 49 of 64

Perito Traductor
Lic. Elena Granados



Credit Rating Agency

APPENDIX 2

Report of Gifts

HR Ratings Chief Compliance Office
Present

In compliance with the HR Ratings Code of Conduct, that all HR Ratings employees are required to report offers of gifts, goods, donations, bonuses, or entertainment received from financial agents or clients of HR Ratings, or from any financial authority, political party, or government or government-involved institution, I hereby inform you that I was offered the following goods or entertainment:

Characteristics of the good or entertainment offered, indicating the estimated value	Entity / issuer / authority / political party	What is HR Ratings' relationship with the entity, issuer, authority, or political party?	Date offered	Was the gift accepted?

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee name, position and signature)

Instructions:
- This report must be submitted to the Compliance Officer immediately
- The Agency, its employees and board members may only accept or receive from any person with whom HR Ratings has business dealings or any of their employees, goods other than cash and whose value does not exceed US$25 (twenty-five US dollars)
- No one is permitted to receive remunerations, goods, donations, gifts, or gratifications, when these are given with the intention of influencing the decision on any rating, opinion, analysis, study, or assessment in which the Agency is involved.



Perito Traductor
Ms. Fiona Croon

APPENDIX 3

Post-employment follow-up

Inputs	Activities	Products
Notice of the Human Resources & Material Resources Department of the new employment taken by a former employee who had held an analyst, analyst supervisor or management position at HR Ratings, at any entity, issuer, underwriter or structuring agent client of HR Ratings within five years after leaving HR Ratings.	The Compliance Department determines whether any of the following three conditions are met: • The former employee was an Officer. • The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent at which they are employed. • The former employee supervised an analyst that participated in the rating process for the entity, issuer, underwriter or structuring agent at which they are employed.	
	If any of these criteria are met, an "Employment Transition Report" is submitted to the SEC via the SEC website.	Employment Transition Report
	On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Risk Department will review the ratings given to said entity during the 12 months prior to the most recent rating action by HR Ratings for the entity, issuer, underwriter or structuring agent in question before the employee left the Agency. This review is to check there had been no conflict of interest.	
	Is there a potential conflict of interest? — No →	Look Back Review report by the Chief Risk Officer
	Yes ↓	
	The Chief Risk Officer will ask the Credit Analysis Department to open a rating review process within 15 calendar days. If this time cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating has been put on review or surveillance.	Press release, where applicable. New rating or confirmation of the rating.





APPENDIX 4

HR Ratings back review detailed flowchart

HR Ratings Look Back Review Flow Proposal





Perito Traductor
Mtra. Elena Crynosithno

 Credit Rating Agency

APPENDIX 5

Disclosure of conflicts of interest

HR Ratings Chief Compliance Department
Present

In compliance with that established in Chapter VII "Conflicts of Interest", Section VII.3 "Disclosure of conflicts of interest" in the HR Ratings Code of Conduct, I hereby inform you of the following situation that could generate a conflict of interest:

_____

_____

_____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c.   HR Ratings CEO
        HR Ratings Chief Risk Officer

Instructions:
(i)   This form must be presented by any employee with knowledge of any situation, their own or another, that could generate a potential conflict of interest under the terms of Section VII "Conflicts of Interest" in the HR Ratings Code of Conduct.
(ii)   In general terms, any situation must be reported, usually economic or personal, that would presuppose an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.

Perito Traductor



APPENDIX 6

Report of the employment and/or positions held by family members

_____

HR Ratings Chief Compliance Department
Present

In compliance with the HR Ratings Code of Conduct, in relation to the obligation of employees of this rating agency to disclose whether their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Rating, I hereby state as follows:

☐   Neither my spouse, nor my partner, nor any blood relative of mine to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐   My (indicate relationship), name, has held the position of_____, since_____at the following entity or company rated or in the process of being rated by HR Ratings:_____ ___, and performs the following activities: _____.

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee name, position and signature)

Instructions:

(i)   This form must be presented by new hires and by any employee with a family member that meets the condition indicated in the first paragraph of this form.

(ii)   In addition, all analysts must complete this form every 6 (six) months, indicating the positions held by their blood relatives to the second degree in any entity or issuer rated by HR Ratings.

(iii)   The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.



Perito Traductor
Sm. Elena Cruz

HR Ratings Credit Rating Agency

APPENDIX 7

Handling of potential conflicts of interest



Inputs
Activities
Products
1. Semiannual reports received on HTRON:
• Securities Transactions.
• Loans, Credits & Services (analysis).
• Employments and/or positions held by relatives.
• Own positions with issuers, financial entities and other companies.
3. Event reports:
• Securities Transactions
• Gifts (analysis)
• Employments and/or positions held by relatives.
• Positions held in issuers, financial entities & other companies.
• Request for approval to work outside HR Ratings
• Own and other conflicts of interest.
2. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.
Compliance reviews the reports on HTRON and checks weekly there are no reports pending verification.
Potential conflict reported?
No
Yes
Backup of the report on HTRON.
Analyzed by the Compliance and Risk Officers and the CEO, and the legal counsel where necessary, in order to determine if there is a potential conflict of interests.
Is there a potential conflict?
No
Yes
The situation is documented in the Report of potential conflicts of interest and the Incident report with the respective Appendix.
Pertinent measures are taken to mitigate the potential conflict.
Violation of any company rule that merits a sanction?
No
Yes
The Chief Compliance Officer sets the sanctions, taking into consideration the Criteria for determining the severity of the breach. The Risk Department will be involved in the case of serious violations, hearing the prior opinion of the independent Board Members.
Recorded in the sanction follow-up log.
Sanction notice

Perito Traductor
Lic. Elena Cruz



APPENDIX 8

Sworn Statement
(Upstanding character)

HR Ratings Chief Compliance Department
Present

I, (name of the undersigned), of my own free will and to accredit that I am of sufficient upstanding character to be able to participate in HR Ratings' rating processes, as per the terms of the Fourth of the General Provisions applicable to credit rating agencies, and that I will perform my duties with integrity and honesty, hereby declare on solemn oath as follows:

I. That I am not nor have I been subject to criminal prosecution for a felony or property offense punishable by prison, and that if this were the case, that the matter in question was concluded with my acquittal.

II. That I am not nor have I been subject to administrative investigation proceedings or hearings before the Mexican Banking and Securities Commission for serious violations of Mexican or foreign financial laws, or before any other Mexican supervisory or regulatory financial authority, or that of any other country, and that if this were the case, that the matter in question was concluded by final decision or agreement expressly exonerating me.

III. That I have not been declared into civil or commercial bankruptcy, and that if this were the case, that the matter in question was closed on the causes given in Article 262 of the Bankruptcy Law, or in the case of civil bankruptcy, on having paid all creditors in full or entering into agreement with these, as provided for by local law.

The undersigned authorizes HR Ratings to verify, at its discretion, the statements made herein with the corresponding authorities.

Perito Traductor
[illegible]



Credit
Rating
Agency

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Signature)

Instructions:

This form must be presented by all analysts and endorsed every 6 (six) months.



Perito Traductor
Sin. Firma Cruzada



Credit
Rating
Agency

APPENDIX 9

Report of other employment

HR Ratings Chief Compliance Department
Present

In order to comply with the obligation to disclose any employment or position I hold or have held through this date, as outlined in the HR Ratings Code of Conduct, I, _____, holding the position of _____ at HR Ratings, state as follows:

☐ I do not hold or serve in any employment or position with any issuer, entity, or company.

☐ I hold the following employment(s) or position(s) in the following company/companies:

Issuer, entity or company	Employment or position (Indicate your duties)	Start date	Duration of the position

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee or board member name, position and signature)

Instructions:
(i) New employees must present this form. The foregoing is without prejudice to HR Ratings employees who must request the authorization of the Agency's Compliance Officer, to conduct any of the activities mentioned in section IX of the HR Ratings Code of Conduct, in accordance with the form contained in Appendix 10 to the Code of Conduct.
(ii) In addition, all employees and board members will complete this form every 6 (six) months, indicating their positions outside of HR Ratings.



Paulo Tredesini
Ma. Elena Craess M



Credit
Rating
Agency

APPENDIX 10

Request for permission to work outside of HR Ratings

HR Ratings Chief Compliance Department
Present

In order to comply with the obligation outlined in section IX "Outside Activities" of the Code of Conduct of HR Ratings de México, S.A. de C.V. (HR Ratings), I hereby inform you that it is my intention to begin the employment and/or to engage in the following activity outside of HR Ratings:

Company, entity, or institution: _____

Position: _____

Activity: _____

_____

Given the above, I hereby request your approval to engage in the activity and/or take the position mentioned above.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____
(Employee, shareholder, board member, management or analyst name, position and signature)

Instructions:
This form must be presented by employees that intend to take any position, or provide any service, paid or unpaid, outside of HR Ratings.



Perito Traductor
3to. Elena Cruz



Credit Rating Agency

APPENDIX 11

Report of unethical conduct

____

HR Ratings Chief Compliance Department
Present

I hereby inform you of the following conduct, situation, or activity that is illicit, unethical, or violates the principles outlined in the company rules, accordingly, in order to comply with the terms of the HR Ratings Code of Conduct:

____

____

____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

____

(Employee, management or board member name, position and signature)

Instructions:

(i) This form must be presented by HR Ratings employees, management and/or board members upon learning of the illicit or unethical conduct, situation, or activity.

(i) This type of report may also be submitted verbally or anonymously, through the anonymous complaints section in the "Contact" section on the HR Ratings website.



Perito Traductor
..., Elena Crosson [illegible]



Credit
Rating
Agency

APPENDIX 12

Criteria for determining the severity of violations of the company rules

Types of faults or violations

- Of policies on independence and Conflicts of interest
- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information
- Of policies, in general, contained in the Manuals

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal reprimand
Moderate	Written reprimand
Serious	Suspension
Very serious	Dismissal

The following criteria will be taken into account to determine the severity of the fault or violation:

Criteria	Severity
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was a personal gain or for a third party	Very serious
The Agency's image was damaged	Serious or Very serious
An impact was caused on a rating	Serious
Sexual harassment	Serious or Very serious
The violation was hidden	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious
First offense	Minor
Error without consequence	Minor

Note: The sanction may be reduced if the offender recognizes the commission of the violation and makes amends.



Padilla Traductor
-44, Elena Croscup



HR Ratings®

Credit Rating Agency

APPENDIX 13

Report of Loans, Credits, Goods, Performance and/or Services

HR Ratings Chief Compliance Officer

______ __ ____

In order to comply with the obligation to disclose the loans, credits, goods, performances, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest for me, as outlined in the HR Ratings Code of Conduct, I report the following:

Loans or credits obtained, or in the process of being obtained, on better-than-market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained, or in the process of being obtained, on better-than-market conditions

Financial entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Performances obtained, or in the process of being obtained, on better-than-market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened

Services obtained, or in the process of being obtained, on better-than-market conditions



MEXICO

Perito Traductor



Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relations or dealings obtained, or in the process of being obtained, on better-than-market conditions

Entity or person	Business conducted with the client	Benefit that would be gained on better-than-market conditions	Duration of the business	Date on which the business was finalized

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

_____

(Analyst name, position and signature)

Instructions:
(i) This report must be presented by newly hired analysts.
(ii) This report must also be presented by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained on better-than-market conditions.
(iii) If none of the conditions contained in this Appendix apply to you, indicate "Not applicable".



Perito Traductor



**Credit
Rating
Agency**

Mexico City

I, _____, state that I have read, understood and initialed the whole of the HR Ratings "Code of Conduct" in effect and that I agree to be bound to its content. In addition, I am obliged to endorse this Code semiannually along with any updates, via the Agency's internal electronic system. (HTRON)

_____
(signature)



Perito Traductor
Elena Granest

****

I, Ma. Elena Cruces Ramirez, Expert Translator, authorized by the Supreme Court of Justice of Mexico City, by agreement published in the Official Gazette dated March 23, 2018, Agreement No. 29-01/2018, certify that the above translation from Spanish into English, on 64 pages is true and complete to the best of my knowledge and belief.

Mexico City, Mexico, December 09, 2020.

****


MEXICO

Perito Traductor
Ma. Elena Cruces